

March 5, 2013

<u>Via E-mail</u>
Wexing Wang
Chief Executive Officer
ANV Security Group Inc.
8th Floor, Block B, R&D Building
Tsinghua Hi-Tech Park
North Area of Shenzhen Hi-Tech & Industrial Park
Nanshan District, Shenzhen
People's Republic of China 518057

> **Re:** **ANV Security Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated December 18, 2012**
> **Form 10-Q for the period ended September 30, 2012**
> **Filed on November 14, 2012**
> **File No. 000-53802**

Dear Mr. Wang:

We issued comments on the above captioned filings on December 27, 2012. On February 5, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at 202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Frank J. Hariton